190 Carondelet Plaza, Suite 1530
Clayton, MO 63105-3443

Todd A. Slater
Vice President, Finance and Controller
Tel: 314-480-1447

December 23, 2011

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:         Olin Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the period ended September 30, 2011
Filed October 28, 2011
File No. 1-1070

Dear Mr. Decker:

This letter will confirm my conversation today with Ernest Greene, Staff Accountant.  Olin Corporation will provide its responses to your letter dated December 21, 2011, on or before January 20, 2012.

Sincerely,

/s/ Todd A. Slater

Todd A. Slater
Vice President, Finance and Controller
Principal Accounting Officer